United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Enviva Partners, LP

(Name of Issuer)

Common units representing limited partner interests
(Title of Class of Securities)

29414J107
(CUSIP Number)

Dianna Rosser Aprile

c/o Riverstone Holdings LLC

712 Fifth Avenue, 36th Floor

New York, NY 10019

(212) 993-0076

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 14, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 29414J107	13D	Page 1 of 22 Pages

1	Names of Reporting Persons Enviva Collateral PledgeCo, LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 27,690,475
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 27,690,475

11	Aggregate Amount Beneficially Owned by Each Reporting Person 27,690,475
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 45.4%
14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 29414J107	13D	Page 2 of 22 Pages

1	Names of Reporting Persons Enviva Cottondale Acquisition I, LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 27,690,475
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 27,690,475

11	Aggregate Amount Beneficially Owned by Each Reporting Person 27,690,475
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 45.4%
14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 29414J107	13D	Page 3 of 22 Pages

1	Names of Reporting Persons Riverstone Enviva Holdings GP, LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 27,690,475
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 27,690,475

11	Aggregate Amount Beneficially Owned by Each Reporting Person 27,690,475
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 45.4%
14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 29414J107	13D	Page 4 of 22 Pages

1	Names of Reporting Persons Riverstone Echo Rollover Holdings, L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 27,690,475
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 27,690,475

11	Aggregate Amount Beneficially Owned by Each Reporting Person 27,690,475
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 45.4%
14	Type of Reporting Person PN

CUSIP No. 29414J107	13D	Page 5 of 22 Pages

1	Names of Reporting Persons Riverstone Echo Continuation Holdings, L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 27,690,475
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 27,690,475

11	Aggregate Amount Beneficially Owned by Each Reporting Person 27,690,475
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 45.4%
14	Type of Reporting Person PN

CUSIP No. 29414J107	13D	Page 6 of 22 Pages

1	Names of Reporting Persons Riverstone Echo Rollover GP, LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 27,690,475
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 27,690,475

11	Aggregate Amount Beneficially Owned by Each Reporting Person 27,690,475
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 45.4%
14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 29414J107	13D	Page 7 of 22 Pages

1	Names of Reporting Persons Riverstone ECF GP, LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 27,690,475
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 27,690,475

11	Aggregate Amount Beneficially Owned by Each Reporting Person 27,690,475
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 45.4%
14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 29414J107	13D	Page 8 of 22 Pages

1	Names of Reporting Persons Riverstone Echo Partners, L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 27,690,475
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 27,690,475

11	Aggregate Amount Beneficially Owned by Each Reporting Person 27,690,475
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 45.4%
14	Type of Reporting Person PN

CUSIP No. 29414J107	13D	Page 9 of 22 Pages

1	Names of Reporting Persons Riverstone Echo GP, LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 27,690,475
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 27,690,475

11	Aggregate Amount Beneficially Owned by Each Reporting Person 27,690,475
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 45.4%
14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 29414J107	13D	Page 10 of 22 Pages

1	Names of Reporting Persons Riverstone Holdings LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 27,690,475
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 27,690,475

11	Aggregate Amount Beneficially Owned by Each Reporting Person 27,690,475
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 45.4%
14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 29414J107	13D	Page 11 of 22 Pages

1	Names of Reporting Persons Riverstone/Gower Mgmt Co Holdings, L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 27,690,475
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 27,690,475

11	Aggregate Amount Beneficially Owned by Each Reporting Person 27,690,475
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 45.4%
14	Type of Reporting Person PN

CUSIP No. 29414J107	13D	Page 12 of 22 Pages

1	Names of Reporting Persons Riverstone Management Group, L.L.C.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 27,690,475
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 27,690,475

11	Aggregate Amount Beneficially Owned by Each Reporting Person 27,690,475
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 45.4%
14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 29414J107	13D	Page 13 of 22 Pages

1	Names of Reporting Persons David M. Leuschen
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 27,690,475
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 27,690,475

11	Aggregate Amount Beneficially Owned by Each Reporting Person 27,690,475
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 45.4%
14	Type of Reporting Person IN

CUSIP No. 29414J107	13D	Page 14 of 22 Pages

1	Names of Reporting Persons Pierre F. Lapeyre, Jr.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 27,690,475
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 27,690,475

11	Aggregate Amount Beneficially Owned by Each Reporting Person 27,690,475
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 45.4%
14	Type of Reporting Person IN

CUSIP No. 29414J107	13D	Page 15 of 22 Pages

Explanatory Note

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission on December 28, 2015 (as amended to date, the “Schedule 13D”) with respect to the common units representing limited partner interests (“Common Units”) in Enviva Partners, LP (the “Issuer”). Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

Enviva Collateral PledgeCo, LLC

Enviva Cottondale Acquisition I, LLC (“Acquisition I”)

Riverstone Enviva Holdings GP, LLC

Riverstone Echo Rollover Holdings, L.P. (“Riverstone Rollover Fund”)

Riverstone Echo Continuation Holdings, L.P. (“Riverstone Continuation Fund” and, together with Riverstone Rollover Fund, the “Riverstone Echo Funds”)

Riverstone Echo Rollover GP, LLC

Riverstone ECF GP, LLC

Riverstone Echo Partners, L.P.

Riverstone Echo GP, LLC

Riverstone Holdings LLC

Riverstone/Gower Mgmt Co Holdings, L.P.

Riverstone Management Group, L.L.C.

David M. Leuschen

Pierre F. Lapeyre, Jr.

Mr. Leuschen and Mr. Lapeyre are citizens of the United States of America. Each of the other reporting persons is organized in the State of Delaware. The business address of each of the Reporting Persons is, c/o Riverstone Holdings LLC, 712 Fifth Avenue, 36th Floor, New York, NY 10019. Each of the Reporting Persons is principally engaged in the business of investing in securities, including the securities of the Issuer. Mr. Leuschen and Mr. Lapeyre are also each Founders and Senior Managing Directors of Riverstone Holdings LLC.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by inserting the following information at the end of Item 3:

The information set forth in Item 4 with regard to the Drop Merger (as defined below) is incorporated herein by reference.

CUSIP No. 29414J107	13D	Page 16 of 22 Pages

Item 4.	Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended by inserting the following information at the end of Item 4:

The Drop Merger

On October 14, 2021, the Issuer entered into an agreement and plan of merger (the “Drop Merger Agreement”) by and among the Issuer, Enviva Holdings, LP (“Holdings”), Enviva Partners Merger Sub, LLC, and the limited partners of Holdings set forth in the Drop Merger Agreement (including the Riverstone Echo Funds, the “Holdings Limited Partners”). Pursuant to the terms of the Drop Merger Agreement, (a) the Issuer acquired (i) all of the limited partner interests in Holdings and (ii) all of the limited liability company interests in Enviva Holdings GP, LLC (“Holdings GP”) and (b) the incentive distribution rights directly held by Enviva MLP Holdco, LLC (“MLP Holdco”), were cancelled and eliminated (collectively, the “Drop Merger”). In consideration for the Drop Merger, the Issuer issued 14,104,100 Common Units to the Riverstone Echo Funds. The Drop Merger closed on October 14, 2021.

In connection with the Drop Merger, MLP Holdco distributed all of its Common Units to Holdings, which then distributed its directly owned Common Units and Acquisition I to the Riverstone Echo Funds.

Also in connection with the Drop Merger, the Riverstone Echo Funds entered into the Acquisition I Merger Agreement (as defined below), the Support Agreement (as defined below), the Registration Rights Agreement (as defined below), and the Stockholders Agreement (as defined below).

The Conversion and the Support Agreement

In connection with the Drop Merger, the Issuer entered into a support agreement (the “Support Agreement”) by and among the Issuer, the Holdings Limited Partners party thereto and certain other persons thereto pursuant to which, among other things:

(a)	certain of Holdings’ (or its subsidiaries) obligations to provide financial support to the Issuer were consolidated, fixed and novated into fixed payment amounts (the “Support Payments”) to be paid solely out of distributions or dividends on certain Common Units held by certain Holdings Limited Partners, and in the event the Support Payment for a payment date exceeds the distributions or dividends received during the calendar quarter applicable to such payment date, then such excess will be added to such Holdings Limited Partners’ Support Payment for the immediately following payment date until the shortfall in the Support Payments is reduced to zero;

(b)	each Holdings Limited Partner party thereto agreed to reinvest all regular quarterly distributions or dividends in respect of a portion of the Common Units issued to such Holdings Limited Partner in the Drop Merger, for each calendar quarter from the calendar quarter ending September 30, 2021, through and including the calendar quarter ending December 31, 2024; and

CUSIP No. 29414J107	13D	Page 17 of 22 Pages

(c)	each Holdings Limited Partner party thereto agreed, subject to certain exceptions, (i) to vote all Common Units held directly or indirectly by such partner in favor of the conversion of the Issuer into a Delaware corporation pursuant to a plan of conversion contemplated as of the date of the Support Agreement or pursuant to such other alternative transaction or series of transactions adopted by the Issuer, including a reorganization (as applicable, the “Conversion”) and any transaction or related matters thereto if the Issuer seeks unitholder approval and (ii) subject to certain exceptions, not to transfer any Common Units held directly or indirectly by such partner until the earlier of (x) the completion of such unitholder vote regarding the Conversion and (y) the Issuer’s determination to abandon or terminate the Conversion.

The Acquisition I Merger

Also on October 14, 2021, the Issuer entered into an agreement and plan of merger (the “Acquisition I Merger Agreement”) by and among Acquisition I, the Issuer, Enviva, Inc. Merger Sub, LLC (“Merger Sub”), and the Riverstone Echo Funds. Pursuant to the Acquisition I Merger Agreement, Acquisition I has agreed to merge with and into Merger Sub, with Merger Sub surviving as a wholly owned subsidiary of the Issuer (the “Acquisition I Merger”). The Riverstone Echo Funds will receive a number of shares of the post-Conversion corporation’s common stock equal to the number of Common Units held directly or indirectly by Acquisition I immediately prior to the Acquisition I Merger.

The Acquisition I Merger Agreement contains customary representations and warranties and covenant provisions. The consummation of the Acquisition I Merger is subject to the satisfaction of customary closing conditions, including the consummation of the Conversion, the performance by the parties, in all material respects, of their respective covenants as set forth in the Acquisition I Merger Agreement and, subject to certain exceptions, the accuracy of their respective representations and warranties as set forth in the Acquisition I Merger Agreement.

The Registration Rights Agreement

In connection with the Drop Merger, the Issuer entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Holdings Limited Partners party thereto pursuant to which, among other things and subject to certain restrictions, the Issuer is required to file with the U.S. Securities and Exchange Commission a registration statement on Form S-3 registering for resale (i) Common Units received by such Holdings Limited Partners in connection with the Drop Merger, (ii) common stock issuable to such Holdings Limited Partners in exchange for such Common Units upon consummation of the Conversion, and (iii) the DRIP Securities (as defined in the Support Agreement) issuable to such Holdings Limited Partners in connection with their commitment to reinvest dividends or distributions in respect of certain of such Common Units and common stock. The Registration Rights Agreement also provides the Holdings Limited Partners with customary demand and piggyback registration rights.

CUSIP No. 29414J107	13D	Page 18 of 22 Pages

The Stockholders Agreement

In connection with the Drop Merger, the Issuer entered into a stockholders’ agreement (the “Stockholders Agreement”) with the Riverstone Echo Funds and each of their respective affiliates that will own shares of the Issuer’s common stock following the Conversion (collectively, the “Riverstone Stockholders”), which Stockholders Agreement will become effective upon the Conversion. The Stockholders Agreement provides for the composition of the Issuer’s initial post-Conversion board of directors. In addition, for so long as the Riverstone Stockholders hold at least 30% of the Issuer’s common stock, the Issuer agrees that it will not, without the approval of the Riverstone Stockholders:

•	amend the Issuer’s certificate of incorporation or bylaws;

•	undertake any transaction involving a merger of the Issuer or that would otherwise constitute a change of control;

•	commence any voluntary dissolution, reorganization, recapitalization or liquidation of EVA;

•	make a voluntary filing of a petition for bankruptcy or receivership by the Issuer, or fail to oppose any other person’s petition filed against the Issuer in any such proceeding;

•	adopt any “poison pill” or shareholder rights plan;

•	make any acquisition or disposition of assets or equity interests, in any transaction or series or related transactions, for aggregate consideration in excess of (A) 25% of the fair market value of the Issuer’s total assets or (B) 25% of the market capitalization of the Issuer, each as determined at the time of the approval of the agreement to enter into any such transaction or series of related transactions; or

•	enter into any agreement to undertake or effect any of the foregoing actions.

The Stockholders Agreement will terminate upon the later of (a) such time as the Riverstone Stockholders hold less than 30% of the Issuer common stock and (b) the earlier of (1) the time at which the Issuer holds an annual meeting of its stockholders in 2022, if held, and (2) December 31, 2022.

Restricted Securities Agreements

Also in connection with the Drop Merger, the Riverstone Echo Funds entered into an agreement (the “Restricted Securities Agreements”) with each person who received Common Units in exchange for such person’s series B units of Enviva Holdings, LP (each such person, a “Holder”). Pursuant to the Restricted Securities Agreements, each Holder agreed that the Common Units received in exchange for the class B units will be designated as restricted securities and subject to forfeiture or retention and certain restrictions on transfer as set forth in the Restricted Securities Agreements. These restrictions will fall away with respect to 33% of the Common Units acquired in the Drop Merger on December 31, 2022, with respect to an additional 34% of the Common Units on December 31, 2023, and with respect to any remaining Common Units on December 31, 2024.

The foregoing descriptions of the Drop Merger Agreement, the Support Agreement, the Acquisition I Merger Agreement, the Registration Rights Agreement, the Stockholders Agreement and the Restricted Securities Agreements do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements filed as exhibits to this Schedule 13D, and incorporated herein by reference.

CUSIP No. 29414J107	13D	Page 19 of 22 Pages

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

(a)-(b)        The percent of class provided for each Reporting Person below is based on 61,017,303 Common Units outstanding as of October 15, 2021.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Enviva Collateral PledgeCo, LLC	27,690,475	45.4%	0	27,690,475	0	27,690,475
Enviva Cottondale Acquisition I, LLC	27,690,475	45.4%	0	27,690,475	0	27,690,475
Riverstone Enviva Holdings GP, LLC	27,690,475	45.4%	0	27,690,475	0	27,690,475
Riverstone Echo Rollover Holdings, L.P.	27,690,475	45.4%	0	27,690,475	0	27,690,475
Riverstone Echo Continuation Holdings, L.P.	27,690,475	45.4%	0	27,690,475	0	27,690,475
Riverstone Echo Rollover GP, LLC	27,690,475	45.4%	0	27,690,475	0	27,690,475
Riverstone ECF GP, LLC	27,690,475	45.4%	0	27,690,475	0	27,690,475
Riverstone Echo Partners, L.P.	27,690,475	45.4%	0	27,690,475	0	27,690,475
Riverstone Echo GP, LLC	27,690,475	45.4%	0	27,690,475	0	27,690,475
Riverstone Holdings LLC	27,690,475	45.4%	0	27,690,475	0	27,690,475
Riverstone/Gower Mgmt Co Holdings, L.P.	27,690,475	45.4%	0	27,690,475	0	27,690,475
Riverstone Management Group, L.L.C.	27,690,475	45.4%	0	27,690,475	0	27,690,475
David M. Leuschen	27,690,475	45.4%	0	27,690,475	0	27,690,475
Pierre F. Lapeyre, Jr.	27,690,475	45.4%	0	27,690,475	0	27,690,475

Includes 19,729,466 Common Units held of record by Riverstone Echo Continuation Holdings, L.P. (“Echo Continuation Holdings”), 1,953,555 Common Units held of record by Riverstone Echo Rollover Holdings, L.P. (“Echo Rollover Holdings”) and 6,007,454 Common Units held of record by Enviva Collateral PledgeCo, LLC (“PledgeCo”).  David M. Leuschen and Pierre F. Lapeyre, Jr. are the managing directors of Riverstone Management Group, L.L.C. (“Riverstone Management”), and have or share voting and investment discretion with respect to the securities beneficially owned by Riverstone Management, which is the general partner of Riverstone/Gower Mgmt Co Holdings, L.P., which is the sole member of Riverstone Holdings LLC, which is the sole member of Riverstone Echo GP, LLC, which is the general partner of Riverstone Echo Partners, L.P., which is the sole member of each of Riverstone ECF GP, LLC (“ECF GP”) and Riverstone Echo Rollover GP, LLC (“Echo Rollover GP”). ECF GP is the general partner of Echo Continuation Holdings. Echo Rollover GP is the general partner of Echo Rollover Holdings. Riverstone Enviva Holdings GP, LLC (“Riverstone Enviva Holdings”) is managed by its members, Echo Continuation Holdings and Echo Rollover Holdings. Echo Continuation Holdings and Echo Rollover Holdings are the managing members of Enviva Cottondale Acquisition I, LLC, which is the sole member of PledgeCo. Echo Continuation Holdings and Echo Rollover Holdings have or share voting and investment discretion with respect to the securities beneficially owned by PledgeCo.

CUSIP No. 29414J107	13D	Page 20 of 22 Pages

(c)            None of the Reporting Persons have effected any transactions in the Common Units during the 60 days preceding the date of this Amendment No. 4, except as described in Item 4 of this Schedule 13D, which information is incorporated herein by reference.

(d)            None.

(e)            Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Drop Merger Agreement, the Support Agreement, the Acquisition I Merger Agreement, the Registration Rights Agreement, the Stockholders Agreement and the Restricted Securities Agreements and is incorporated herein by reference. A copy of the each of these agreements is attached as an exhibit to this Schedule 13D, and each is incorporated by reference herein.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is amended and restated in its entirety as follows::

Exhibit Number	Description of Exhibit
1	Joint Filing Agreement

2	Agreement and Plan of Merger, dated October 14, 2021, by and among Enviva Partners, LP, Enviva Holdings LP, EVA Partners Merger Sub, LLC and the other parties named therein (Incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K, filed by Enviva Partners, LP with the SEC on October 15, 2021).

3	Support Agreement, dated October 14, 2021, by and among Enviva Partners, LP, the persons set forth on Schedule I attached thereto, and the other parties named therein (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed by Enviva Partners, LP with the SEC on October 15, 2021).

4	Agreement and Plan of Merger, dated October 14, 2021, by and among Enviva Cottondale Acquisition I, LLC, Enviva Partners, LP, Enviva, Inc. Merger Sub, LLC, Riverstone Echo Continuation Holdings, L.P. and Riverstone Echo Rollover Holdings, L.P. (Incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K, filed by Enviva Partners, LP with the SEC on October 15, 2021).

5	Registration Rights Agreement by and among Enviva Partners, LP, the Holdings Limited Partners party thereto and the other parties thereto, dated October 14, 2021 (Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K, filed by Enviva Partners, LP with the SEC on October 15, 2021).

6	Stockholders Agreement, dated October 14, 2021, by and among Enviva Partners, LP, and Riverstone Echo Continuation Holdings, L.P. (Incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K, filed by Enviva Partners, LP with the SEC on October 15, 2021).

7	Form of Restricted Securities Agreement, dated October 14, 2021, by and among Riverstone Echo Rollover Holdings, L.P., Riverstone Echo Continuation Holdings, L.P. and the Holders party thereto.

CUSIP No. 29414J107	13D	Page 21 of 22 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated: October 18, 2021

ENVIVA COLLATERAL PLEDGECO, LLC
By Enviva Cottondale Acquisition I, LLC, its managing member,
By Riverstone Echo Continuation Holdings, L.P., its member,
By Riverstone ECF GP, LLC, its general partner

By:	/s/ Peter Haskopoulos
Name: Peter Haskopoulos
Title: Managing Director

ENVIVA COTTONDALE ACQUISITION I, LLC
By Riverstone Echo Continuation Holdings, L.P., its member,
By Riverstone ECF GP, LLC, its general partner

By:	/s/ Peter Haskopoulos
Name: Peter Haskopoulos
Title: Managing Director

RIVERSTONE ENVIVA HOLDINGS GP, LLC
By Riverstone ECF GP, LLC, its general partner

By:	/s/ Peter Haskopoulos
Name: Peter Haskopoulos
Title: Managing Director

RIVERSTONE ECHO ROLLOVER HOLDINGS, L.P.
By Riverstone Echo Rollover GP, LLC, its general partner

By:	/s/ Peter Haskopoulos
Name: Peter Haskopoulos
Title: Managing Director

RIVERSTONE ECHO CONTINUATION HOLDINGS, L.P.
By Riverstone ECF GP, LLC, its general partner

By:	/s/ Peter Haskopoulos
Name: Peter Haskopoulos
Title: Managing Director

RIVERSTONE ECHO ROLLOVER GP, LLC

By:	/s/ Peter Haskopoulos
Name: Peter Haskopoulos
Title: Managing Director

CUSIP No. 29414J107	13D	Page 22 of 22 Pages

RIVERSTONE ECF GP, LLC

By:	/s/ Peter Haskopoulos
Name: Peter Haskopoulos
Title: Managing Director

RIVERSTONE ECHO PARTNERS, L.P.

By Riverstone Echo GP, LLC, its general partner

By:	/s/ Peter Haskopoulos
Name: Peter Haskopoulos
Title: Managing Director

RIVERSTONE ECHO GP, LLC

By:	/s/ Peter Haskopoulos
Name: Peter Haskopoulos
Title: Managing Director

RIVERSTONE HOLDINGS LLC

By:	/s/ Peter Haskopoulos
Name: Peter Haskopoulos
Title: Authorized Person

RIVERSTONE/GOWER MGMT CO HOLDINGS, L.P.

By: Riverstone Management Group, L.L.C., its general partner

By:	/s/ Peter Haskopoulos
Name: Peter Haskopoulos
Title: Manager

RIVERSTONE MANAGEMENT GROUP, L.L.C.

By: /s/ Peter Haskopoulos
Name: Peter Haskopoulos
Title: Manager

/s/ David M. Leuschen
David M. Leuschen

/s/ Pierre F. Lapeyre, Jr.
Pierre F. Lapeyre, Jr.

CUSIP No. 29414J107	13D	Page 1 of 2 Pages

Exhibit 1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1)(iii) of the Securities Exchange Act of 1934, as amended, each of the undersigned agrees that a single joint Schedule 13D and any amendments thereto may be filed on behalf of each of the undersigned with respect to the securities held by each of them in Enviva Partners, LP. This Joint Filing Agreement shall be included as an Exhibit to such Schedule 13D.

Dated: October 18, 2021

ENVIVA COLLATERAL PLEDGECO, LLC
By Enviva Cottondale Acquisition I, LLC, its managing member,
By Riverstone Echo Continuation Holdings, L.P., its member,
By Riverstone ECF GP, LLC, its general partner

By:	/s/ Peter Haskopoulos
Name: Peter Haskopoulos
Title: Managing Director

ENVIVA COTTONDALE ACQUISITION I, LLC
By Riverstone Echo Continuation Holdings, L.P., its member,
By Riverstone ECF GP, LLC, its general partner

By:	/s/ Peter Haskopoulos
Name: Peter Haskopoulos
Title: Managing Director

RIVERSTONE ENVIVA HOLDINGS GP, LLC
By Riverstone ECF GP, LLC, its general partner

By:	/s/ Peter Haskopoulos
Name: Peter Haskopoulos
Title: Managing Director

RIVERSTONE ECHO ROLLOVER HOLDINGS, L.P.
By Riverstone Echo Rollover GP, LLC, its general partner

By:	/s/ Peter Haskopoulos
Name: Peter Haskopoulos
Title: Managing Director

RIVERSTONE ECHO CONTINUATION HOLDINGS, L.P.
By Riverstone ECF GP, LLC, its general partner

By:	/s/ Peter Haskopoulos
Name: Peter Haskopoulos
Title: Managing Director

RIVERSTONE ECHO ROLLOVER GP, LLC

By:	/s/ Peter Haskopoulos
Name: Peter Haskopoulos
Title: Managing Director

[Joint Filing Agreement]

CUSIP No. 29414J107	13D	Page 2 of 2 Pages

RIVERSTONE ECF GP, LLC

By:	/s/ Peter Haskopoulos
Name: Peter Haskopoulos
Title: Managing Director

RIVERSTONE ECHO PARTNERS, L.P.
By Riverstone Echo GP, LLC, its general partner

By:	/s/ Peter Haskopoulos
Name: Peter Haskopoulos
Title: Managing Director

RIVERSTONE ECHO GP, LLC

By:	/s/ Peter Haskopoulos
Name: Peter Haskopoulos
Title: Managing Director

RIVERSTONE HOLDINGS LLC

By:	/s/ Peter Haskopoulos
Name: Peter Haskopoulos
Title: Authorized Person

RIVERSTONE/GOWER MGMT CO HOLDINGS, L.P.
By: Riverstone Management Group, L.L.C., its general partner

By:	/s/ Peter Haskopoulos
Name: Peter Haskopoulos
Title: Manager

RIVERSTONE MANAGEMENT GROUP, L.L.C.

By:	/s/ Peter Haskopoulos
Name: Peter Haskopoulos
Title: Manager

/s/ David M. Leuschen
David M. Leuschen

/s/ Pierre F. Lapeyre, Jr.
Pierre F. Lapeyre, Jr.

[Joint Filing Agreement]